                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.   )(1/)

                           FIRST COMMERCE CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $5.00 PAR VALUE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   319779 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Steven Alan Bennett, Esq.
                    Senior Vice President and General Counsel
                              BANC ONE CORPORATION
                                 P.O. Box 710158
                            Columbus, Ohio 43271-0158
                                 (614) 248-5304
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 20, 1997
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

------------------------------
(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO.  319779 10 4                      PAGE   2   OF   13   PAGES
          --------------                          -----    ------
------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              BANC ONE CORPORATION
              IRS Identification No. 31-0738296
------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
    3     SEC USE ONLY

------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

              WC, OO (See Item 3)
------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        / /
------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  9,689,000 (See Item 5)
                          ----------------------------------------------------
                            8     SHARED VOTING POWER

   NUMBER OF SHARES               0 (See Item 5)
     BENEFICIALLY         ----------------------------------------------------
    OWNED BY EACH           9     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                     9,689,000 (See Item 5)
                          ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0 (See Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,689,000 (See Item 5)
------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ (See Item 5)
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.9% (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

              CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $5.00 par value ("FCC Common"), of First Commerce Corporation, a bank holding company incorporated under the laws of the State of Louisiana (the "Company"). The principal executive offices of the Company are located at 201 St. Charles Avenue, New Orleans, Louisiana 70170.


ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c), (f) This Statement is being filed by BANC ONE CORPORATION, an Ohio corporation ("BANC ONE"). BANC ONE is a multi-bank holding company that at June 30, 1997 operated banking offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. BANC ONE also owns nonbank subsidiaries that engage in credit card and merchant processing, consumer and education finance, mortgage banking, insurance, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing and data processing. BANC ONE's principal business and principal executive offices are located at 100 East Broad Street, Columbus, Ohio 43271.

     The names of the directors and executive officers of BANC ONE and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

     Other than the directors and executive officers, there are no persons or corporations controlling or ultimately in control of BANC ONE.

     (d), (e) During the last five years, neither BANC ONE nor, to its knowledge, any of the persons listed in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Item 4 hereof, the Company has granted to BANC ONE an option pursuant to which BANC ONE has the right, upon the occurrence of certain events (none of which has yet occurred) to purchase up to 9,689,000 shares of FCC Common at a per share price equal to $64.00. If such option were exercisable and BANC ONE were to exercise such option in full on the date hereof, the funds required to purchase the shares of FCC Common issuable upon such exercise would be $620,096,000. It is currently anticipated that such funds would be provided from BANC ONE's working capital or by borrowings from other sources yet to be determined.


ITEM 4. PURPOSE OF TRANSACTION

     (a) - (j) The Merger Agreement. The Company, BANC ONE and Delta Acquisition Corporation, a wholly owned subsidiary of BANC ONE ("Delta"), have entered into an Agreement and Plan of Merger dated as of October 20, 1997 (the "Merger Agreement") pursuant to which Delta will, subject to the conditions and upon the terms stated therein, merge with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger. Except to the extent otherwise provided in the Merger Agreement, the certificate of incorporation and by-laws of the Company in effect as of the effective time of the Merger (the "Effective Time") shall be the certificate of incorporation and by-laws of the surviving corporation.

     In the Merger, each of the issued and outstanding shares of FCC Common will be converted into 1.28 shares of BANC ONE common stock (subject to adjustments in certain circumstances). Any shares of FCC Common held as treasury stock immediately prior to the Effective Time will be canceled and will not be exchanged for shares of BANC ONE common stock. Following the Merger, the shares of FCC Common previously issued by the Company will (i) cease to be authorized to be quoted in the Nasdaq National Market and (ii) become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Merger Agreement provides that, beginning with the fourth quarter of 1997 and for each succeeding calendar quarter thereafter prior to the calendar quarter in which the Effective Time shall occur, the Company will not (i) declare or pay any dividends or make any distributions on shares of FCC Common, except cash dividends of $0.40 per share per quarter and (ii) unless otherwise permitted by the Merger Agreement, declare or pay any dividends or make any distributions in any amount on FCC Common in the quarter in which the Effective Time shall occur and for which quarter the shareholders of FCC Common are entitled to receive regular quarterly dividends on the shares of BANC ONE common stock into which the shares of FCC Common have been converted.

     The Merger is subject to, among other things, the approval of the Merger by the shareholders of the Company and the receipt of all necessary regulatory approvals.

     The Option Agreement. Concurrently with and as a condition to BANC ONE's execution and delivery of the Merger Agreement, the Company and BANC ONE entered into an Option Agreement dated as of October 20, 1997 (the "Option Agreement") pursuant to which BANC ONE was granted an irrevocable option (the "Option") to purchase up to 9,689,000 shares of FCC Common at a price equal to $64.00 per share. The type and number of shares of FCC Common issuable pursuant to the

Option, and the exercise price per share, are subject to adjustment in certain circumstances.

     The Option expires (such event being referred to as the "Option Termination Event") if not exercised as permitted under the Option Agreement prior to the earlier of (i) the Effective Time, (ii) BANC ONE or the Company receiving written notice from the Board of Governors of the Federal Reserve System (the "Board") or its staff to the effect that the exercise of the Option pursuant to the terms of the Option Agreement is not consistent with Section 3 of the Bank Holding Company Act of 1956, as amended, (iii) termination of the Merger Agreement by BANC ONE in accordance with its provisions if such termination occurs(A) prior to the occurrence of an Initial Triggering Event (as defined below) or (B) following the occurrence of an Initial Triggering Event if, at the time of such termination by BANC ONE, the Company was entitled to terminate the Merger Agreement in accordance with the provisions thereof, (iv) the first business day after the 548th calendar day following termination of the Merger Agreement by BANC ONE in accordance with its provisions, if such termination follows the occurrence of an Initial Triggering Event, provided that the Option shall in all events expire not later than 24 months after such Initial Triggering Event, (v) termination of the Merger Agreement by the Company in accordance with the terms thereof or (vi) termination of the Merger Agreement by the mutual consent of the parties. If, in the case of (iv), the Option is otherwise exercisable but cannot be exercised on such day solely because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the 20th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

     Provided that (i) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the exercise of the Option or the delivery of the shares of FCC Common subject to the Option shall be in effect, (ii) any such exercise shall otherwise be subject to compliance with applicable law and (iii) BANC ONE is not then in material breach of the Merger Agreement, BANC ONE may exercise the Option in whole or in part at any time or from time to time after the occurrence of both (and not merely one of) an Initial Triggering Event and a Purchase Event (as defined below) if, but only if, both the Initial Triggering Event and the Purchase Event shall have occurred prior to the occurrence of an Option Termination Event. If BANC ONE wishes to exercise the Option, written notice of such exercise shall be given to the Company within 30 days following such Purchase Event specifying the number of shares of FCC Common BANC ONE will purchase pursuant to such exercise and a place and date for the closing of the purchase which date shall be within 45 days following the receipt of the last of any required regulatory approvals, but in any event within 365 days of the Purchase Event, subject to reasonable extensions in order for BANC ONE to obtain required regulatory approvals.

     For purposes of the Option Agreement, an "Initial Triggering Event" shall have occurred at such time as one of the following events shall have occurred and BANC ONE shall have promptly determined in good faith (and shall have promptly notified the Company in writing of such determination) that there is a reasonable likelihood that, as a result of the occurrence of any of the following events, consummation of the Merger pursuant to the terms of the Merger Agreement is jeopardized: (i) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) shall have commenced a bona fide offer to purchase shares of FCC Common such that upon consummation of said offer such person would own or control 10% or more of the outstanding shares of FCC Common or shall have entered into an agreement with the Company, or shall have filed an application or notice with the Board or any other federal or state regulatory agency for clearance or approval to (A) merge or consolidate or enter into any similar transaction with the Company, (B) purchase, lease or otherwise acquire all or substantially all of the assets of the Company or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of the Company; (ii) any person (other than BANC ONE, any BANC ONE subsidiary or affiliate, any subsidiary of the Company in a fiduciary capacity) or any current shareholder of the Company which has beneficial ownership of 10% or more of the outstanding shares of FCC Common (a "Current 10% Shareholder") shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of FCC Common or, in the case of a Current 10% Shareholder, said Current 10% Shareholder shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of FCC Common in addition to those beneficially owned as of October 20, 1997; (iii) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) shall have made a bona fide proposal to the Company after the date of the Merger Agreement by public announcement or written communication that is the subject of public disclosure or regulatory report or filing to (A) acquire the Company by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or (B) make an offer described in clause (i) above; (iv) any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Exchange Act in opposition to approval of the Merger Agreement by the Company's shareholders; or (v) the Company shall have willfully breached any provision of the Merger Agreement which breach would entitle BANC ONE to terminate the Merger Agreement, such breach shall not have been cured pursuant to the terms of the Merger Agreement and the Company shall not itself be entitled to terminate the Merger Agreement by reason of a breach thereof by BANC ONE.

     For purposes of the Option Agreement, a "Purchase Event" shall have occurred at such time as (i) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) acquires beneficial ownership of 50% or more of the then-outstanding shares of FCC Common or (ii) the Company enters into an agreement with another person (other than BANC ONE or any BANC ONE subsidiary) pursuant to which such person is entitled to acquire 50% or more of the then-outstanding shares of FCC Common.

     Copies of the Merger Agreement and the Option Agreement are filed as exhibits to the Current Report on Form 8-K of BANC ONE filed October 29, 1997 and are incorporated herein by reference. The foregoing summary of such documents is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement and the Option Agreement.

     Except as set forth herein, BANC ONE has no current plans or proposals with respect to the Company that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) BANC ONE may be deemed to be the beneficial owner of the 9,689,000 shares of FCC Common issuable upon exercise of the Option. As provided in the Option Agreement, BANC ONE may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not currently exercisable, BANC ONE expressly disclaims beneficial ownership of any of such shares of FCC Common. If the Option were currently exercisable and exercised in full, the shares of FCC Common issuable upon exercise of the Option would represent approximately 19.9% of the total number of outstanding shares of FCC Common (after giving effect to the issuance of such shares).1 BANC ONE has no right to vote or dispose of the shares of FCC Common issuable upon exercise of the Option unless and until such time as the Option is exercised. If BANC ONE were to exercise the Option, it would have sole power to vote and to dispose of the shares of FCC Common issued as a result of such exercise.

     As of October 27, 1997, subsidiaries of BANC ONE, in the ordinary course of their trust and investment management business, held 47,317 shares of FCC Common in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "Trust Accounts"), constituting less than 0.1% of the shares of FCC Common that would be issued and outstanding if the Option had been exercised in full as of October 27, 1997. BANC ONE has sole voting power with respect to 20,191 shares of FCC Common held in Trust Accounts, shared voting power with respect to 135 shares of FCC Common held in Trust Accounts, sole dispositive power with respect to 8,075 shares of FCC Common held in Trust Accounts and shared dispositive power with respect to 1,091 shares of FCC Common held in Trust Accounts. Such shares are not included in the shares of FCC Common covered by this Statement. BANC ONE disclaims beneficial ownership of such shares.

     Except as set forth above, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto beneficially owns any shares of FCC Common.

     (c) Except for the issuance of the Option, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto has effected any transaction in shares of FCC Common for such person's own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of BANC ONE may have effected transactions in shares of FCC Common during the past 60 days on behalf of Trust Accounts.

--------

1 Based upon the 39,008,334 shares of FCC Common represented by the Company in the Merger Agreement to be issued and outstanding as of October 20, 1997.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of FCC Common issuable upon exercise of the Option. The beneficiaries of Trust Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of FCC Common held in such Trust Accounts.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in response to Items 3, 4 and 5 hereof, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger dated as of October 20, 1997 between First Commerce Corporation, Delta Acquisition Corporation and BANC ONE CORPORATION (incorporated by reference to Exhibit 99.2 to the BANC ONE CORPORATION Current Report on Form 8-K filed October 29, 1997 (File No. 1-
     8552).

2. Option Agreement dated as of October 20, 1997 between First Commerce Corporation and BANC ONE CORPORATION (incorporated by reference to Exhibit
     99.3 to the BANC ONE CORPORATION Current Report on Form 8-K filed October 29, 1997 (File No. 1-8552).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                            BANC ONE CORPORATION



Dated:    October 30, 1997                  By: /s/ Steven Alan Bennett
                                               ------------------------
                                                Steven Alan Bennett
                                                Senior Vice President and
                                                General Counsel

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BANC ONE CORPORATION

     The names, business addresses and present principal occupations of the directors and executive officers of BANC ONE CORPORATION ("BANC ONE") are set forth below. If no business address is given, the director's or executive officer's business address is 100 East Broad Street, Columbus, Ohio 43271. The business address of each BANC ONE director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.


I.   Directors

                                   Present Principal Occupation
     Name                          or Employment and Address
     ----                          -------------------------
Bennett Dorrance                   Chairman and Managing Director
                                   DMB Associates, Inc.
                                   (real estate investment and development)
                                   4201 North 24th Street, Suite 120
                                   Phoenix, Arizona  85016

Charles E. Exley, Jr.              Corporate director
                                   2350 Kettering Tower
                                   Dayton, Ohio  45423

E. Gordon Gee                      President
                                   The Ohio State University
                                   205 Bricker Hall
                                   190 North Oval Mall
                                   Columbus, Ohio  43210

John R. Hall                       Retired Chairman and Chief Executive Officer
                                   Ashland Inc.
                                   (oil  refiner, manufacturer and
                                   distributor of chemicals)
                                   1000 Ashland Drive
                                   Russell, Kentucky 41169

Laban P. Jackson, Jr.              Chairman and Chief Executive Officer
                                   Clear Creek Properties, Inc.
                                   (real estate development)
                                   651 Perimeter Drive
                                   Suite 310
                                   Lexington, Kentucky 40517

John W. Kessler                    Chairman
                                   The New Albany Company
                                   (real estate development)
                                   5076 Whytehouse Lane
                                   New Albany, Ohio 43054

Richard J. Lehmann                 President and Chief Operating Officer
                                   BANC ONE CORPORATION

John B. McCoy                      Chairman and Chief Executive Officer
                                   BANC ONE CORPORATION

John G. McCoy                      Chairman of the Executive Committee
                                   BANC ONE CORPORATION

Thekla R. Shackelford              Education consultant
                                   6020 Havens Road
                                   Gahanna, Ohio 43230

Alex Shumate                       Office Managing Partner
                                   Squire, Sanders & Dempsey
                                   (attorneys-at-law)
                                   41 South High Street, Suite 1300
                                   Columbus, Ohio 43215

Frederick P. Stratton, Jr.         Chairman and Chief Executive Officer
                                   Briggs & Stratton Corporation
                                   (manufacturer of air cooled gasoline engines
                                   for outdoor power equipment)
                                   12301 West Wirth Street
                                   Wauwatosa, Wisconsin 53222

John C. Tolleson                   Former Chairman and Chief Executive Officer
                                   of First USA, Inc.
                                   1601 Elm Street
                                   47th Floor
                                   Dallas, Texas 75201


Robert D. Walter                   Chairman and Chief Executive Officer
                                   Cardinal Health, Inc.
                                   (wholesale distributor of pharmaceuticals and
                                   related health care products)
                                   5555 Glendon Court
                                   Dublin, Ohio  43016

II. Executive Officers

                                            Present Principal Occupation
     Name                                   or Employment and Address
     ----                                   -------------------------
Peter W. Atwater                            Treasurer
                                            BANC ONE CORPORATION

Steven A. Bennett                           Senior Vice President, General Counsel and
                                            Secretary
                                            BANC ONE CORPORATION

William P. Boardman                         Senior Executive Vice President
                                            BANC ONE CORPORATION

A. William Crowley, Jr.                     Senior Vice President and Chief Credit Officer
                                            BANC ONE CORPORATION

Bobby L. Doxey                              Senior Vice President and Controller
                                            BANC ONE CORPORATION

Thomas E. Hoaglin                           Chairman and Chief Executive Officer
                                            Banc One Services Corporation

David J. Kundert                            Chairman and Chief Executive Officer
                                            Banc One Investment Management
                                               and Trust Group
                                            774 Park Meadow Road
                                            Westerville, Ohio 43271-0211

Richard J. Lehmann                          President and Chief Operating Officer
                                            BANC ONE CORPORATION

William C. Leiter                           Senior Vice President
                                            BANC ONE CORPORATION

Richard D. Lodge                            Senior Vice President
                                            BANC ONE CORPORATION

John B. McCoy                               Chairman and Chief Executive Officer
                                            BANC ONE CORPORATION

Michael J. McMennamin                       Executive Vice President and
                                            Chief Financial Officer
                                            BANC ONE CORPORATION

Ronald G. Steinhart                         Chairman and Chief Executive Officer
                                            Banc One National Commercial Banking Group
                                            1717 Main Street
                                            Dallas, Texas 75201

Kenneth T. Stevens                          Chairman and Chief Executive Officer
                                            Banc One Retail Group

Richard W. Vague                            Chairman and Chief Executive Officer
                                            First USA Bank
                                            201 North Walnut Street
                                            Wilmington, Delaware 19801

Donald A. Winkler                           Chairman and Chief Executive Officer
                                            Finance One Corporation